UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve - 240-295-1600

8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 169905-10-6	Page 2 of 5

1	Name of reporting person Stewart Bainum, Jr
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds 00
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(c) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7	Sole voting 4,862,133
	8	Shared voting power 7,800,056
	9	Sole dispositive power 4,862,133
	10	Shared dispositive power 7,800,056
11	Aggregate amount beneficially owned by each reporting person 12,662,189
12	Check box if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 22.10%
14	Type of reporting person IN

13D

CUSIP No. 169905-10-6	Page 3 of 5

Item 1.	Security and Issuer

(a)	Name of Issuer:

Choice Hotels International, Inc. (“The Company”)

(b)	Address of Issuer’s Principal Executive Offices:

1 Choice Circle, Suite 400

Rockville, MD 20850

(c)	Title and Class of Securities:

Common Stock

Item 2.	Identity and Background

(a)	Name:

Stewart Bainum, Jr. (“Mr. Bainum” or the “Reporting Person”)

(b)	Business Address:

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

(c)	Present Principal Employment:

Chairman, Choice Hotels International

(d)	Record of Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

N/A

Item 3.	Source and Amount of Funds or Other Consideration

See Item 4.

Item 4.	Purpose of Transaction

Sale of 1,043,509 shares to the Issuer for $51.954 per share pursuant to a private transaction approved by the Board of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

12,662,189 shares including 1,131,777 shares owned by the Stewart Bainum, Jr. Declaration of Trust of which Mr. Bainum, Jr. is the sole trustee and beneficiary. Also includes 1,417,056 shares owned by Leeds Creek Holdings, LLC whose only member is Mr. Bainum, Jr.’s trust; 978,482 shares owned by Mid Pines Associates Limited Partnership, in which Mr. Bainum, Jr.’s trust is managing general partner and has shared voting authority; 6,821,574 shares owned by Realty Investment Company, Inc., a private company in which Mr. Bainum, Jr.’s trust owns voting stock and has shared voting authority; 61,686 shares owned by the Foundation for Maryland’s Future, a private foundation whose principal sponsor is Mr. Bainum, Jr. and for which he has sole voting authority; and 11,326 shares, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Company’s retirement plans.

Also includes, 1,955,889 shares owned by the Stewart Bainum Declaration of Trust (“SBTrust”), a trust whose beneficiary is the estate of Stewart Bainum, Mr. Bainum, Jr’s father, for which Mr. Bainum, Jr. is trustee. As trustee of the SBTrust, Mr. Bainum, Jr. also has sole voting authority for 224,399 shares owned by Cambridge Investment Co., LLC and 60,000 shares owned by Dinwiddie Enterprises, Inc., a private investment company.

(b)	Number of shares as to which such person has:

(i) Sole Voting Power	4,862,133

(ii) Shared Voting Power	7,800,056

(iii) Sole Dispositive Power	4,862,133

(iv) Shared Dispositive Power	7,800,056

13D

CUSIP No. 169905-10-6	Page 4 of 5

(c)	A schedule of transactions effected in the last sixty days is as follows:

11/03/14 The Foundation for Maryland’s Future made charitable grants using 1,135 shares of the Issuer.

11/14/14 Stewart Bainum, Jr., Trustee of The Stewart Bainum Jr. Declaration of Trust, sold 816,565 shares @ $51.954 per share to the Issuer in a private transaction.

11/14/14 Leeds Creek Holdings, LLC sold 226,944 shares @ $51.954 per share to the Issuer in a private transaction.

(d)	Ownership of more than five percent on behalf of Another Person:

To the extent that shares of the Issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person’s knowledge, other than Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

(e)	Ownership of Less than Five Percent:

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person and his siblings, Bruce Bainum, Barbara Bainum, and Roberta Bainum received an option that terminated on Nov 12, 2014 to acquire, subject to probate court approval, up to a total of 2,667,853 shares at fair market value from the Stewart Bainum Declaration of Trust, a trust whose beneficiary is the estate of their father, Stewart Bainum. The option is exercisable for 60 days after obtaining probate court approval. The exercise price of the option is dependent on knowing the date of exercise.

As previously reported, options were exercised, approved by the probate court, and closing occurred on September 17, 2014 on the sale of 711,964 shares by the SBTrust.

On November 11, 2014, notices of exercise were received from three family members (excluding Mr. Bainum, Jr.) to acquire an additional 686,963 shares from the SBTrust. The price and timing cannot be known until the probate court approval is received and closing occurs.

The option on the remaining 1,268,926 shares in the SBTrust lapsed on November 12, 2014.

Item 7.	Material to be Filed as Exhibits

None.

13D

CUSIP No. 169905-10-6	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2014

/s/ Stewart Bainum, Jr
Stewart Bainum, Jr.

BY:	/s/ Christine A. Shreve
Christine A. Shreve, Attorney-in-fact